TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting
rights are attached:	Reed Elsevier Plc
2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to notification obligation:	Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different):	13 June 2007

6. Date on which issuer notified:	14 June 2007

7. Threshold(s) that is/are crossed or reached:	Increase to 4%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares
If possible use
ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction

	Number of shares	Number of voting	Number of shares	Number of voting rights		Percentage of voting rights
rights

				Direct	Indirect	Direct	Indirect

0730835 Ordinary GBP0.125	49,792,247	49,792,247	52,152,367	33,362,273	18,790,094	2.607	1.468

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights

52,152,367	4.075

9. Chain of controlled undertakings	through which the voting rights and /or the financial instruments

are effectively held, if applicable	:

15,447,209 Shares are controlled by
wholly owned subsidiary of Lloyds T
3,342,885 Shares are controlled by
wholly owned subsidiary of Lloyds T
5,602 Shares are controlled by Lloy
33,356,671 Shares are controlled by
Plc, a wholly owned subsidiary of L
Lloyds TSB Jersey Offshore Ltd, part of Lloyds TSB Bank Plc, a
SB Group Plc.
Lloyds TSB Private Banking Ltd, part of Lloyds TSB Bank Plc, a
SB Group Plc.
ds TSB Registrars, a wholly owned subsidiary of Lloyds TSB Group Plc.
Scottish Widows Investment Partnership Ltd, part of Scottish Widows loyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name:	Andrew Georgeson

15. Contact telephone name:	+44 (0) 1444 418127

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation
Full name (including legal form for legal entities)	Lloyds TSB Group plc

Henry Duncan House
120 George Street
Edinburgh
Contact address (registered office for legal entities)	EH2 4LH

Phone number	01312254555

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable xvii

Full name	Margaret Woods

Contact address	Reed Elsevier PLC 1-3 Strand London WC2N 5JR

Phone number	0207 166 5613

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Assistant Company Secretary

C: Additional information